UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Landmark Tower
2 Leonardo Da Vinci Street
Tel Aviv 6473309
Israel
(972) 03-6844459
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Alignment of ICL's Organizational Structure to its Strategy

Item 1

Alignment of ICL's Organizational Structure to its Strategy

The Company hereby announces that on August 4, 2026, the Company's Board of Directors approved adjustments to the Company's organizational structure, effective January 1, 2027, in order to better align the Company's management focus with its updated corporate strategy, as published in November 2025. The reorganization will adopt an end-market-oriented operating model with the aim of promoting growth and sharpening the Company’s strategic emphasis on its Food activities.

As published, the updated strategy is built on three key pillars: (i) driving profitable growth through the Company’s specialty businesses, primarily Specialty Crop Nutrition and Specialty Food Solutions; (ii) maximizing the value of its core businesses by optimizing the potash and phosphate value chains and maintaining its leadership position in the bromine market; and (iii) enhancing efficiency and value creation through portfolio optimization and continued cost structure improvements.

The updated organizational structure is expected to include changes to the Company’s divisions structure, whereby the divisions will be organized around three main end markets - Agriculture, Food, and Industrial. The following is a description of the Company’s main divisions following the implementation of the change: (i) Growing Solutions, which will include the Company’s specialty crop nutrition activities for agricultural, turf and ornamental markets; (ii) Nutrition Solutions, which will provide advanced solutions for the food and beverage, health, and nutrition industries; (iii) Industrial Products, which will provide performance & safety solutions for industrial markets - primarily in the electronics, energy and construction sectors; and (iv) Essential Minerals, which will include the Company’s potash and phosphate fertilizer activities from our upstream mineral production sites, serving the global agricultural market.

As a result of the above, the Company expects that, beginning with the financial reporting period commencing January 1, 2027, the Company’s operating and reportable segments in its financial statements will be updated accordingly. That is, the financial statements will include four reportable operating segments (Growing Solutions, Nutrition Solutions, Industrial Products, Essential Minerals). To facilitate investors' understanding of the revised reporting structure, the Company has prepared selected historical financial information (consolidated sales and operating income), reflecting the new segment structure, including financial results for the first and second quarters of 2026 and the corresponding comparative periods in 2025 and 2025 FY. It should be clarified that the financial information presented below has not been reviewed or audited by the Company’s independent auditors and is provided solely for the convenience of the Company's investors. This information is preliminary and subject to changes, including material changes, in the course of assessing the accounting and reporting implications of the organizational restructuring.

		Q2'26	Q1'26	FY 2025	Q2'25	Q1'25

Consolidated Sales	Industrial Products	600	521	1,860	468	492
	Essential Minerals	918	911	3,046	747	734
	Nutrition Solutions	222	203	753	194	184
	Growing Solutions	605	551	2,063	540	495
	Other and setoffs	-210	-163	-569	-117	-138
	Total Sales	2,135	2,023	7,153	1,832	1,767

OI	Industrial Products	125	79	269	66	74
	Essential Minerals	124	148	490	100	112
	Nutrition Solutions	30	24	107	26	28
	Growing Solutions	32	30	135	35	28
	Other and setoffs	-45	-46	-421	-46	-57
	Total OI	266	235	580	181	185

Forward-Looking Statements

The information in this immediate report constitutes “forward-looking information”. This information includes, among other things, references to the future reorganization of the Company’s structure and, as a result thereof, of the Company’s operating and reportable segments, including the expected composition and activities of each segment, the timelines for implementation of the changes, and the Company’s assessment of the implications, including the accounting implications, of such changes on the data mentioned above. This information is based on management’s beliefs, assessments and assumptions and on information available to it as of the date of publication of this report, including estimates and forecasts whose realization depends, among other things, on factors beyond the Company’s control, and therefore, such information may change and/or not materialize. Readers should not place undue reliance on the forward-looking statements contained in this report, including their implications, including due to any of the risks appearing in the “Risk Factors” section in ICL’s Annual Report as published on Form 20-F for the year ended December 31, 2025 (as may be updated from time to time in the Company’s publications). Forward-looking information refers only to the date on which it is provided, and the Company undertakes no obligation to update it as a result of new information or future developments, or to publicly release any revisions to this information to reflect subsequent events or circumstances, or to reflect unanticipated events or circumstances that may occur.

Name of the authorized signatory on the report and name of authorized electronic reporter:
Aya Landman, Adv.
Position: VP, Chief Compliance Officer and Corporate Secretary
Signature Date: August 5, 2026

Investor and Press Contact - Israel Adi Bajayo VP, ICL Spokesperson and Israel IR Manager +972-52-4454789 Adi.Bajayo@icl-group.com	Investor and Press Contact - Global Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Asaf Alperovitz
	Name:	Asaf Alperovitz
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: August 5, 2026